CGGVeritas announces a voluntary exchange tender offer to acquire 100% of
Wavefield Inseis ASA extending its technology leadership across Services and
Equipment
Paris, November 10, 2008 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today it will make a voluntary exchange tender offer (the “Offer”) for 100% of the shares of Wavefield Inseis ASA (“Wavefield”) (OSE: WAVE).
Wavefield is a Norwegian pure-play seismic company which operates a fleet of 8 vessels and develops geophysical equipment based on fiber optic technology. In the third quarter 2008, Wavefield revenue was $110 million, and operating income was $37 million.
-	CGGVeritas will offer eligible Wavefield shareholders 1 newly issued CGGVeritas share for each 7 Wavefield shares

-	Aggregate equity value implied by the transaction is approximately $310 million, an implied 31% premium for the Wavefield shareholders when compared to the closing price of November 7, 2008

-	The transaction is immediately accretive to both EPS and cash flow per share

-	The net debt coverage ratios remain unchanged post transaction

-	The Board of Wavefield unanimously welcomes the CGGVeritas Offer
The transaction strengthens CGGVeritas’ high-end fleet capability with immediate access to five recently equipped high capacity 3D vessels. The additional complement of three mid 3D and 2D Wavefield vessels increases overall fleet management flexibility.
Wavefield’s Optoplan seabed fiber optic technology for reservoir monitoring expands the product offering of Sercel and accelerates market entry of next generation technologies.
Wavefield backlog of $485 million represents approximately one year of its revenue.
Robert Brunck, Chairman and CEO of CGGVeritas commented: “I am very enthusiastic about the combination of Wavefield and CGGVeritas which will strengthen the technology position of both our Services and Equipment businesses in the high-end market. Based on its unique ability to lower the risks associated with finding and producing oil and gas, high-end seismic is more and more requested by our clients.
With an expanded technology portfolio, a stronger industry position and the combined expertise, we will enhance our position as a preferred partner of our clients.
The combination of the two companies increases our visibility further into 2009, enhances our ability to generate cash flow and provides value to our shareholders.”
Anders Farestveit, Chairman of Wavefield, stated “CGGVeritas is well placed to leverage Wavefield resources and expertise to further develop technology leadership across the full range of geophysical services and equipment. The Offer will create an even stronger global leader within the geophysical industry and provide operational and commercial synergies which will benefit both Wavefield and CGGVeritas shareholders. The global leadership position will also generate new and exciting opportunities for the employees, and allow for a further strengthening of the activity level in Norway.”
The exchange offer for the entirety of the share capital of Wavefield will commence as soon as regulatory and legal conditions permit, which is currently expected to be on or about November 24, 2008. Similarly, the offer will expire as soon as regulatory and legal conditions permit, which is currently expected to be on or about December 12, 2008.
All newly issued CGGVeritas shares will be promptly listed on NYSE Euronext Paris and the New York Stock Exchange and will have equal rights in all respects as the existing CGGVeritas shares.
This information is subject to the disclosure requirements set out in section 5-12 of the Norwegian Securities Trading Act.
Today CGGVeritas will host two English language conference calls. The phone numbers to dial can be found below.

Conference Call One:
UK: + 44 207 153 2027	8:00 AM GMT
France: +33 1 70 99 35 16	9:00 AM Paris
Norway: + 47-2316 2634	9:00 AM Oslo
US: +1 (480) 629-1990	3:00 AM New York

Conference Call Two:
UK: +44 207 153 2027	5:30 PM GMT
France: +33 1 70 99 35 15	6:30 PM Paris
Norway: + 47-2316 2634	6:30 PM Oslo
US: +1 (480) 248-5081	12:30 PM New York
This document and other presentation materials will be on our website at: www.cggveritas.com
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
Investor Relations Contacts

Paris:	Houston:
Christophe Barnini	Hovey Cox
Telephone: +33 1 64 47 38 10	Telephone: +1 832 351 8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
Media Relations Contacts
Paris:
Brunswick: Laurent Perpère / Jérôme Biscay
Telephone: +33 1 53 96 83 83
E-Mail: cggveritas@brunswickgroup.com

1.	THE OFFER
Based on the respective closing trading price on November 7, 2008 of the CGGVeritas share (€12.71) and the Wavefield share (NOK 12.15) and a €/NOK exchange rate of 8.77, this exchange ratio represents a value of NOK 15.92 per Wavefield share and implies a 31% premium for the Wavefield shareholders as of this date.
The complete details of the Offer, including all terms and conditions, will be contained in an offer document (the “Offer Document”) to be sent to eligible Wavefield’s shareholders following review and approval by the Oslo Stock Exchange pursuant to Chapter 6 of the Norwegian Securities Trading Act.
The exchange offer for the entirety of the share capital of Wavefield will commence as soon as regulatory and legal conditions permit, which is currently expected to be on or about November 24, 2008. Similarly, the offer will expire as soon as regulatory and legal conditions permit, which is currently expected to be on or about December 12, 2008.
Completion of the Offer is subject to satisfaction (or waiver from CGGVeritas no later than on the settlement date of the Offer) of customary conditions which include:
-	CGGVeritas receiving valid and unconditional acceptances from the Wavefield shareholders in the Offer (including pre-acceptances described in the following paragraph) which represent more than 85% of Wavefield’s shares and voting rights outstanding on the date hereof.

Wavefield Directors and members of its senior management holding shares and options representing approximately 10% of the issued and outstanding share capital have provided written pre-acceptances, whereby said shareholders and option holders have undertaken to accept the Offer. The Offer has also been pre-accepted on similar terms by Wavefield’s largest shareholder, Sector Asset Management, holding approximately 15% of Wavefield’s share capital.

-	CGGVeritas having received necessary approvals and clearances from required authorities on terms not materially unsatisfactory to CGGVeritas.

-	no (i) change in the capital structure of Wavefield and its subsidiaries, including but not limited to any merger, de-merger, issuance of shares or other financial instruments or change to the terms of outstanding stock options, decrease of the share capital or other paid-in equity, distributions of dividend or other distributions to the shareholders, purchase or sale of Wavefield shares by Wavefield or its subsidiaries, but excluding changes upon the exercise of stock options already granted as of the date hereof; or (ii) material adverse change in the funding (including outstanding indebtedness), business, financial status and operations of Wavefield and its subsidiaries taken as a whole, (iii) sale or purchase of any substantial assets or shareholdings or other transactions or commitments of material significance for the nature or scope of Wavefield’s operations, in each case having occurred after the date hereof.
The Offer will not be made in any jurisdiction in which the making of the Offer would not be in compliance with the laws of such jurisdiction.

2.	THE BOARD OF DIRECTORS OF WAVEFIELD UNANIMOUSLY WELCOMES THE OFFER.
The Board of directors of Wavefield welcomes a voluntary offer made to all shareholders of Wavefield, and the opportunity thereby provided to them.
In particular, Wavefield’s Chairman has indicated that he believes CGGVeritas is well placed to leverage Wavefield resources and expertise and further develop technology leadership across the full range of geophysical services and equipment.

This press release contains forward-looking statements, including, without limitation, statements about CGGVeritas (“the Company”) plans, strategies and prospects and the potential combination with Wavefield Inseis ASA discussed herein. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, the Company’s actual results may differ materially from those that were expected. The Company based these forward-looking statements on its current assumptions, expectations and projections about future events. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our proposed results, in particular there can be no assurance as to the consummation or timing of the acquisition or the realization of any synergies. All forward-looking statements are based upon information available to the Company as of the date of this presentation. Important factors that could cause actual results to differ materially from management’s expectations are disclosed in the Company’s periodic reports and registration statements filed with the SEC and the AMF. Investors are cautioned not to place undue reliance on such forward-looking statements.
The securities offered will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of the Securities Act.